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                                                   Commission File No. 1-14501


                      SECURITIES AND EXCHANGE COMMISSION

                             Washington, DC 20549

                                    Form 15

             APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES
                       PURSUANT TO SECTION 12(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                         PENNZOIL-QUAKER STATE COMPANY
            (Exact name of Registrant as specified in its charter)

          Delaware                                               76-0200625
   (State of incorporation                                    (I.R.S. Employer
       or organization)                                      Identification No.)


                                Pennzoil Place
                                 P.O. Box 2967
                           Houston, Texas 77252-2967
                                (713) 546-4000
                             (Address of principal
                              executive offices)

          This application for removal of listing of securities is being filed on behalf of Pennzoil-Quaker State Company, a Delaware corporation (the "Company"). The Company is a reporting company under the Securities Exchange Act of 1934, as amended ("1934 Act"), and files periodic reports with the Securities and Exchange Commission (the "Commission").

          The Company has the following debt securities (the "Notes") that are currently listed on the New York Stock Exchange ("NYSE") and are registered with the Commission under Section 12(b) of the 1934 Act:

  Title of Each Class             Cusip #                  Principal Amount

 6-5/8% Notes due 2005           747410AB4                   $100,000,000


          The Company hereby applies for approval from the Commission to remove the Notes from listing pursuant to Rule 12d2-2(d) of the 1934 Act. The Company has complied with Rule 500 of the NYSE by having its Board of Directors adopt a resolution approving the removal from listing and the application to the Commission.

          The Company believes that removal from listing of the Notes is warranted for the following reasons:

          Limited Number of Holders: There are a limited number of holders of the Notes. The Company has been advised that, as of September 30, 2002, there were approximately 200 beneficial holders of the Notes. The Company launched a tender offer for the Notes on October 2, 2002. Assuming the tender offer is successful, it is expected that the number of holders of the Notes will be further reduced.

          Infrequent Trading: The Notes trade infrequently. Based on information provided in pricing history reports, there has been zero trading of the Notes during the three-month period prior to the date of this application.

          Reporting Costs: Given the small number of holders and infrequent trading of the Notes, the Company wishes to eliminate the costs associated with continued listing and reporting obligations required with respect to the Notes. All common stock of the Company is held by Shell Oil Company ("Shell Oil") as a result of the merger that was completed on October 1, 2002. The Company intends to file a Form 15 in connection with the delisting and deregistration of its common stock. Once the delisting and deregistration process for the common stock is complete, the Notes will be the only securities of the Company listed and registered on an exchange.

         The Company believes that the delisting of the Notes should not have a material impact on the holders of the Notes.

         If you have any questions, please call Gabriel Saltarelli at (212) 474-1968.



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                                  SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Company has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 2, 2002                   PENNZOIL-QUAKER STATE COMPANY

                                        By:   /s/ D.J. Palmer
                                           ------------------------------------
                                           Name:  D.J. Palmer
                                           Title: Vice President,
                                                  Chief Financial Officer and
                                                  Treasurer